UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
			        (Amendment No. 3)

                              Nabors Industries Ltd.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   G6359F103
                                 (CUSIP Number)

                              December 31, 2011
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. G6359F103


       1.    Names of Reporting Person

             Wentworth, Hauser & Violich, Inc.

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Washington, United States

       		 5.  Sole Voting Power: 19,902,343
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power:  20,655,513

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             20,655,513

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     7.18%

       12.   Type of Reporting Person

	     IA


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 			       CUSIP No. G6359F103


       1.    Names of Reporting Person

             Hirayama Investments, LLC

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       		 5.  Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power:  20,655,513

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             20,655,513

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     7.18%

       12.   Type of Reporting Person

	     IA

Item 1. (a)  Name of Issuer: Nabors Industries Ltd.

        (b)  Address of Issuer's Principal Executive Offices:

             Second Floor Crown House
	     4 Par-la-Ville Ro
	     Hamilton, HM 08
	     Bermuda

Item 2. (a)  Name of Person Filing:

             Wentworth, Hauser & Violich, Inc. ("Wentworth")
	     Hirayama Investments, LLC ("Hirayama")

        (b)  Address of Principal Business Offices:

	     Wentworth, Hauser & Violich, Inc.
	     301 Battery Street, Suite 400
	     San Francisco, CA  94111-3203
	     United States

	     Hirayama Investments, LLC
	     301 Battery Street, Suite 400
	     San Francisco, CA  94111-3203
	     United States

        (c)  Citizenship:

             Please refer to Item 4 on each cover sheet for each filing person.

        (d)  Title of Class of Securities

             Common Stock

        (e)  CUSIP Number: G6359F103

Item 3. Wentworth, Hauser & Violich, Inc. is an investment adviser in accordance with 13d-1(b)(1)(ii)(E); Hirayama Investments, LLC is an investment adviser in accordance with 13d-1(b)(1)(ii)(E);

Item 4.  Ownership

         Please see Items 5 - 9 and 11 on each cover sheet for each filing person.

	 Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual directors, executive officers, and/or shareholders of Wentworth and/or Hirayama might be deemed the "beneficial owners" of some or all of the securities to which this Schedule 13G/A relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this
	 Schedule 13G/A nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule 13G/A relates, and such beneficial ownership is expressly disclaimed.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable

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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012
                                       Wentworth, Hauser & Violich, Inc.

                                       By: /s/ Pavita Fleischer
                                       --------------------------
                                       Name: Pavita Fleischer
                                       Title: Chief Compliance Officer

				       Hirayama Investments, LLC

                                       By: /s/ Richard K. Hirayama
                                       --------------------------
                                       Name: Richard K. Hirayama
                                       Title: Managing Member

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 			JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G/A, dated February 14, 2012, with respect to the Common Stock of Nabors Industries Ltd. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this
Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February 2012.

Date: February 14, 2012
                                       Wentworth, Hauser & Violich, Inc.

                                       By: /s/ Pavita Fleischer
                                       --------------------------
                                       Name: Pavita Fleischer
                                       Title: Chief Compliance Officer

				       Hirayama Investments, LLC

                                       By: /s/ Richard K. Hirayama
                                       --------------------------
                                       Name: Richard K. Hirayama
                                       Title: Managing Member